UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

Amprius Technologies, Inc.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
03214Q 108
(CUSIP Number)
Dr. Kang Sun
Amprius, Inc.
1180 Page Avenue
Fremont, California 94538
(800) 425-8803
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 9, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03214Q 108

1	NAME OF REPORTING PERSONS Amprius, Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	Source of Funds (See Instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 65,515,552
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 65,515,552
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 65,515,552
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 77.1%(1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Based on 84,971,565 shares of common stock issued and outstanding as of April 25, 2023.

Amendment No. 1 to Schedule 13D

This Amendment No.1 to Schedule 13D amends and supplements the previously filed Schedule 13D filed by Amprius, Inc. (the “Reporting Person”). Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect.
Item 3. Source and Amount of Funds or Other Consideration.
Item 3 is hereby amended to add the following:
On May 9, 2023, the Issuer entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with the Reporting Person, Combine Merger Sub, Inc., a Delaware corporation (“Merger Sub I”), and Combine Merger Sub, LLC, a Delaware limited liability company (“Merger Sub II” and together with Merger Sub I, the “Merger Subs”). Upon the terms and subject to the satisfaction or waiver of the conditions described in the Merger Agreement and in accordance with the Delaware General Corporation Law (“DGCL”) and the Delaware Limited Liability Company Act (the “DLLCA”), as applicable Merger Sub I will merge with and into the Reporting Person (the “First Merger”), with the Reporting Person surviving the First Merger as a wholly owned subsidiary of the Issuer, and promptly following the First Merger, and as part of the same overall transaction, the Reporting Person (the surviving entity of the First Merger) will merge with and into Merger Sub II (the “Second Merger,” and together with the First Merger, the “Mergers”), with Merger Sub II surviving the Second Merger as a wholly owned subsidiary of the Issuer (collectively, the “Transaction”). The Mergers are intended to qualify as a tax-free reorganization for U.S. federal income tax purposes.
Prior to the First Effective Time (as defined below), (i) each share of the Reporting Person’s voting preferred stock (meaning the Reporting Person’s Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series E-2 Preferred Stock) shall be converted into one (1) fully-paid, non-assessable share of the Reporting Person’s Class A Common Stock (the “Voting Preferred Conversion”), and (ii) each share of the Reporting Person’s non-voting preferred stock (meaning the Reporting Person’s Series B-NV Preferred Stock, Series C-NV Preferred Stock, Series D-1 Preferred Stock, Series E Preferred Stock and Series E-1 Preferred Stock) shall be converted into one (1) fully-paid, non-assessable share of the Reporting Person’s Class B Common Stock (the “Non-Voting Preferred Conversion,” and together with the Voting Preferred Conversion, the “Pre-Closing Conversion”).
The parties will cause the First Merger to be consummated by filing a certificate of merger (a “First Certificate of Merger”) with the Secretary of State of the State of Delaware, in such form as is required by, and executed in accordance with, the relevant provisions of the DGCL and mutually agreed by the parties (the date and time of the filing of such First Certificate of Merger (or such later time as may be agreed by each of the parties hereto and specified in such First Certificate of Merger) being the “First Effective Time”). Subject to the terms and conditions of the Merger Agreement, at the First Effective Time, each share of the Reporting Person’s capital stock outstanding immediately prior to the First Effective Time (excluding shares of the Reporting Person’s capital stock held as treasury stock) will be automatically converted into the right to receive the applicable portion of the Stock Merger Consideration (as defined below), calculated in accordance with and as set forth in an allocation certificate as described in more detail in the Merger Agreement.
At the First Effective Time, (i) each share of the Reporting Person’s Class A Common Stock issued and outstanding immediately prior to the First Effective Time, other than treasury shares, will be converted into the right to receive a number of shares of the Issuer’s common stock, par value $0.0001 per share (“Issuer Shares”), based on the Discounted Exchange Ratio (as defined below) (the “Reporting Person Class A Common Stock Consideration”), and (ii) each share of the Reporting Person’s Class B Common Stock issued and outstanding immediately prior to the First Effective Time, other than treasury shares, will be converted into the right to receive a number of shares of the Issuer’s non-voting common stock, par value $0.0001 per share (“Issuer Non-Voting Shares”), based on the Discounted Exchange Ratio (the “Reporting Person Class B Common Stock Consideration” and, together with the Reporting Person Class A Common Stock Consideration, the “Stock Merger Consideration”). The “Discounted Exchange Ratio” means the product obtained by multiplying 0.98 by the Exchange Ratio (as defined in the Merger Agreement). All shares of the Reporting Person’s Class A Common Stock and the Reporting Person’s Class B Common Stock held in the treasury of the Reporting Person will be canceled without any conversion thereof and no payment or distribution will be made with respect thereto.
Certain stockholders of the Reporting Person are employees, directors and officers of the Issuer. It is expected that, based on an assumed Discounted Exchange Ratio of 0.7056 and 84,971,565 Issuer Shares outstanding as of May 9, 2023, and assuming no exercise of any options or warrants to purchase Issuer Shares, immediately after the Mergers, (i) the Reporting Person’s stockholders as of immediately prior to First Effective Time will own approximately 74.9% of the outstanding capital stock of the Issuer and 60.1% of the voting power of the Issuer and (ii) the current directors and officers of the Issuer, who will continue to be the directors and officers of the combined organization following the Closing, will collectively own 5.2% of the outstanding capital stock of the Issuer and 8.2% of the voting power of the Issuer. Immediately following the Mergers, Issuer will no longer have a single, majority stockholder and no stockholder of the Issuer will own more than 15% of its capital stock.
At the First Effective Time, the options, whether vested or unvested, to purchase the Reporting Person’s stock shall be converted into options to purchase Issuer Shares as further set forth in the Merger Agreement.
At the First Effective Time, the warrants to purchase the Reporting Person’s stock shall automatically be replaced with warrants solely in book-entry form, representing the right to receive on a net exercise basis a number of the Issuer Shares as further set forth in the Merger Agreement.
Item 4. Purpose of Transaction
Item 4 is hereby amended to add the following:
The Mergers facilitate, in a tax-efficient manner, the stockholders of the Reporting Person holding the Issuer’s common stock directly, rather than holding such Issuer’s common stock indirectly through the Reporting Person. The end result of the Transaction would be that each stockholder of the Reporting Person would end up with a direct and substantially proportionate ownership in the Issuer as it held previously (but indirectly, via the Reporting Person) in the Issuer, subject to the terms of the Merger Agreement. The newly-issued Issuer Shares and/or Issuer Non-Voting Shares, as applicable, held by each stockholder of the Reporting Person would be subject to substantially equivalent lock-up terms as the Reporting Person’s current holdings in the Issuer, but once such lock-up expires, the stockholders would be able to freely trade their Issuer Shares, subject to the application of applicable securities laws and, if applicable, the conversion of Issuer Non-Voting Shares to Issuer Shares. Further, the Transaction would enable the Reporting Person’s stockholders to exchange their shares in the Reporting Person for shares in the Issuer, on a tax-free basis.

Item 5. Interest in Securities of the Issuer

Item 5(a) and Item 5(b) are hereby amended and restated as follows:
(a)-(b)
The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of the Issuer’s common stock and percentage of the Issuer’s common stock beneficially owned by the Reporting Person and each Related Person, as well as the number of shares of the Issuer’s common stock as to which the Reporting Person or Related Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of or shared power to dispose or to direct the disposition of, as of the date hereof, based on 84,971,565 shares of the Issuer’s common stock outstanding as of April 25, 2023. Neither the Reporting Person nor any Related Person owns any public warrants of the Issuer.
To the Reporting Person’s knowledge, no other Related Person beneficially owns any shares of the Issuer’s common stock.

Name	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Reporting Person	65,515,552	77.8%	65,515,552	—	65,515,552	—
Dr. Kang Sun(1)	1,770,587	2.0%	1,770,587	—	1,770,587	—
William Deihl(1)	462,864	*	462,864	—	462,864	—
Donald R. Dixon(2)	295,713	*	95,713	200,000	95,713	200,000
Dr. Wen Hsieh(1)	95,713	*	95,713	—	95,713	—
Dr. Steven Chu(3)	100,713	*	61,301	—	100,713	—
Dr. Yi Cui(4)	777,950	*	727,950	50,000	727,950	50,000
Alan Salzman(5)	400,000		—	400,000	—	400,000

*	Represents less than 1%.

(1)	Consists of shares of the Issuer’s common stock underlying options that are exercisable within 60 days of April 25, 2023.

(2)
Consists of (i) 95,713 shares of the Issuer’s common stock underlying options that are exercisable within 60 days of April 25, 2023 over which Mr. Dixon has the sole power to vote or to direct the vote and sole power to dispose or direct the disposition, (ii) 100,000 shares of the Issuer’s common stock issued in the PIPE held by The Dixon Revocable Trust, over which Mr. Dixon and his spouse, as co-trustees, have shared power to vote or to direct the vote and shared power to dispose or to direct the disposition and (iii) 100,000 shares of the Issuer’s common stock issuable upon the exercise of PIPE Warrants held by The Dixon Revocable Trust, over which Mr. Dixon and his spouse, as co-trustees, have shared power to vote or to direct the vote and shared power to dispose or to direct the disposition.

(3)
Consists of (i) 95,713 shares of the Issuer’s common stock underlying options that are exercisable within 60 days of April 25, 2023, (ii) 2,500 shares of the Issuer’s common stock issued in the PIPE and (ii) 2,500 shares of the Issuer’s common stock issuable upon the exercise of PIPE Warrants.

(4)
Consists of (i) 727,950 shares of the Issuer’s common stock underlying options that are exercisable within 60 days of April 25, 2023 over which Dr. Cui has the sole power to vote or to direct the vote and sole power to dispose or direct the disposition, (ii) 25,000 shares of the Issuer’s common stock issued in the PIPE held by the Yi Cui and Meng Sui Family Trust, over which Dr. Cui and his spouse, as co-trustees, have shared power to vote or to direct the vote and shared power to dispose or to direct the disposition and (iii) 25,000 shares of the Issuer’s common stock issuable upon the exercise of PIPE Warrants held by the Yi Cui and Meng Sui Family Trust, over which Dr. Cui and his spouse, as co-trustees, have shared power to vote or to direct the vote and shared power to dispose or to direct the disposition.

(5)
Consists of (i) 100,000 shares of the Issuer’s common stock issued in the PIPE held by VantagePoint CleanTech Partners II, L.P. (“VP CleanTech”), (ii) 100,000 shares of the Issuer’s common stock issuable upon the exercise of PIPE Warrants held by VP CleanTech, (iii) 100,000 shares of the Issuer’s common stock issued in the PIPE held by VantagePoint Venture Partners 2006 (Q), L.P. (“VP Venture”) and (iv) 100,000 shares of the Issuer’s common stock issuable upon the exercise of PIPE Warrants held by VP Venture. Mr. Salzman is the managing member of VantagePoint Venture Associates 2006, L.L.C., the general partner for VP Venture and the Chief Executive Officer of VantagePoint CleanTech Management, Ltd., the general partner for VantagePoint CleanTech Associates II, L.P., the general partner for VP CleanTech and may be deemed to beneficially own the shares held by VP Venture and VP CleanTech. Mr. Salzman disclaims beneficial ownership of all such shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 is hereby amended to add the following:
Merger Agreement
As disclosed in Item 3, pursuant to the Merger Agreement entered into on May 9, 2023, all shares of the Issuer’s common stock held by the Reporting Person shall be cancelled in connection with the Closing, as defined therein.
This summary is qualified by the actual terms of the Merger Agreement, a copy of which is attached as an exhibit to this Schedule 13D/A and is incorporated herein by reference.
Support Agreement
Concurrently with the execution of the Merger Agreement, the Issuer and the Reporting Person will enter into a support agreement (the “Amprius Support Agreement”), which provides, among other things, that the Reporting Person will vote to approve and adopt the Merger Agreement, the Amended and Restated Certificate of Incorporation of the Issuer in the form attached as an exhibit to the Merger Agreement, and the other transactions contemplated by the Merger Agreement.
This summary is qualified by the actual terms of the Amprius Support Agreement, a copy of which is attached as an exhibit to this Schedule 13D/A and is incorporated herein by reference.
Amendment No. 1 to Registration Rights Agreement
Concurrently with the execution of the Merger Agreement, the Issuer and the Reporting Person will enter into Amendment No. 1 to the Registration Rights Agreement (the “Registration Rights Agreement Amendment”). The Registration Rights Agreement Amendment will expand the definition of Registrable Securities under the Registration Rights Agreement to include the Issuer Shares issuable under the Merger Agreement and will adjust certain provisions related to the piggyback registration rights provided in the Registration Rights Agreement, each of which will be effective upon the Closing (as defined in the Merger Agreement).
This summary is qualified by the actual terms of the Registration Rights Agreement Amendment, a copy of which is attached as an exhibit to this Schedule 13D/A and is incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits

Item 7 is hereby amended to add the following exhibits:

Exhibit Number	Description

1	Merger Agreement, dated May 9, 2023, by and among the Issuer, the Reporting Person and other parties thereto
2	Amprius Support Agreement, dated as of May 9, 2023, by and among the Issuer and the Reporting Person
3	Registration Rights Agreement Amendment, dated as of May 9, 2023, by and among the Issuer, the Reporting Person and Kensington Capital Sponsor IV LLC

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: May 11, 2023

AMPRIUS, INC.
a Delaware corporation

By:	/s/ William Deihl
Name: William Deihl
Title: Chief Financial Officer